September 13, 2019

John A. Brda
President and Chief Executive Officer
Torchlight Energy Resources, Inc.
5700 W. Plano Parkway, Suite 3600
Plano, Texas 75093

       Re: Torchlight Energy Resources, Inc.
           Registration Statement on Form S-3
           Filed September 6, 2019
           File No. 333-233653

Dear Mr. Brda:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    Robert D. Axelrod